UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
CLARK HOLDINGS INC.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
379414105

(CUSIP Number)
Elizabeth E. Moore, Esq.
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, TN 37219
(615) 742-4200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 30, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	379414105	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Cherokee Capital Management, LLC, formerly Clark-GLAC Investment, LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as of August 20, 2009 as set forth in the Issuer’s Form 10-Q filed with the Commission and dated August 20, 2009 (the “Form 10-Q”).

CUSIP No.	379414105	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Charles C. Anderson, Jr. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as of August 20, 2009 as set forth in the Form 10-Q.

CUSIP No.	379414105	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Joel R. Anderson (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as of August 20, 2009 as set forth in the Form 10-Q.

CUSIP No.	379414105	Page	5	of	11

1	NAMES OF REPORTING PERSONS: The Delaware ESBT of Charles C. Anderson, Jr. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as of August 20, 2009 as set forth in the Form 10-Q.

CUSIP No.	379414105	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Terrence C. Anderson (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as of August 20, 2009 as set forth in the Form 10-Q.

CUSIP No.	379414105	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Clyde B. Anderson (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as of August 20, 2009 as set forth in the Form 10-Q.

CUSIP No.	379414105	Page	8	of	11

1	NAMES OF REPORTING PERSONS: Harold M. Anderson (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as of August 20, 2009 as set forth in the Form 10-Q.

CUSIP No.	379414105	Page	9	of	11

1	NAMES OF REPORTING PERSONS: David Gillis (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,080,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,080,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as of August 20, 2009 as set forth in the Form 10-Q.

Item 1. Security and Issuer
This Amendment No. 6 (this “Amendment No. 6”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2008 relating to shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Clark Holdings Inc., formerly Global Logistics Acquisition Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 330 Madison Avenue, Sixth Floor, New York, New York 10017. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.
All capitalized terms used, but not defined, in this Amendment No. 6 are defined in the Schedule 13D. The summary descriptions (if any) contained herein are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:
On October 30, 2009, representatives of the Reporting Persons delivered a letter to the Issuer’s board of directors in the form attached to this Amendment No. 6 as Exhibit 1. Exhibit 1 is incorporated by reference into this Item 4 as if restated in full. As of the date of this Amendment No. 6, the Reporting Persons have received no response from the Issuer’s board of directors.
In addition, the Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As a part of this ongoing review, the Reporting Persons have engaged or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to the Issuer.
Depending upon, among other things, current and anticipated future trading prices for the Issuer’s equity, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible alternative strategies for enhancing the value of their investment in the Issuer, enhancing the value of the Issuer’s assets or enhancing the value of the Reporting Persons’ assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, (i) continued ownership of the Issuer’s equity securities currently beneficially owned by the Reporting Persons; (ii) nominating directors to the Issuer’s board of directors; (iii) acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (iv) proposing or seeking a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries and/or affiliates; (v) proposing or seeking to take control of the Issuer through efforts including, but not limited to, solicitation of proxies to elect the nominees of the Reporting Persons to the board of directors of the Issuer; (vi) proposing or seeking to effect an extraordinary corporate transaction such as a spin-off, acquisition, merger, tender offer, exchange offer, recapitalization, reorganization or liquidation involving the Issuer or any of its subsidiaries and/or affiliates or assets; or (vii) proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a) – (j) of Schedule 13D.
There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.
Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing paragraph (a) with the following:
(a)	As of the date of this report, the Reporting Persons may be deemed to beneficially own an aggregate of 3,080,000 shares of Common Stock, which, based upon 12,032,193 shares of Issuer’s Common Stock outstanding as of August 20, 2009 as set forth in the Form 10-Q represents approximately 25.6% of the shares of the Issuer’s issued and outstanding Common Stock.
Item 7. Materials to be Filed as Exhibits

Exhibit 1	Letter to Clark’s Board of Directors from Cherokee dated October 30, 2009.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

CHEROKEE CAPITAL MANAGEMENT, LLC

By:	/s/ David Thompson

Name: David Thompson
Title: Vice President
Date: November 5, 2009

/s/ Charles C. Anderson, Jr.

Charles C. Anderson, Jr.
Date: November 5, 2009

/s/ Joel R. Anderson

Joel R. Anderson
Date: November 5, 2009

THE DELAWARE ESBT OF CHARLES C. ANDERSON, JR.

By:	/s/ Earl L. Weaver, Jr.

Title: Vice President
Duly authorized representative of Wilmington Trust Company acting as Trustee of the Delaware ESBT of Charles C. Anderson, Jr.
Date: November 5, 2009

/s/ Terrence C. Anderson

Terrence C. Anderson
Date: November 5, 2009

/s/ Clyde B. Anderson

Clyde B. Anderson
Date: November 5, 2009

/s/ Harold M. Anderson

Harold M. Anderson
Date: November 5, 2009

/s/ David Gillis

David Gillis
Date: November 5, 2009

EXHIBIT 1
Cherokee Capital Management, LLC
6016 Brookvale Lane, Suite 151
Knoxville, TN 37919-4003
October 30, 2009
The Board of Directors
Clark Holdings, Inc.
121 New York Avenue
Trenton, New Jersey 08638
Dear Members of the Board:
     On September 8, 2008, Cherokee Capital Management, LLC (“Cherokee”), acting in its role as the largest stockholder of Clark Holdings, Inc. (the “Company”), submitted a letter to the Board expressing certain concerns Cherokee had regarding the Company. Specifically, we raised concerns regarding the underperformance of the Company, its failure to adapt to a changing business climate, its appointment of Greg Burns to the Company’s management team, its position as a public company, and its lack of communication with investors. Greg Burns responded on behalf of the Company’s Board on September 29, 2008, largely dismissing the issues raised. More than a year has passed since that letter, during which time the Company has had ample time to implement positive changes or at least respond to the letter in a substantive way. Instead, the Board has ignored our concerns to the detriment of our investment, the Company as a whole, and its other stockholders.
     Today, Cherokee remains the Company’s largest stockholder, owning over 25% of the outstanding stock of the Company. As such, Cherokee has been appalled as the price of the Company’s stock has declined from approximately $8.00 per share to today’s almost inconceivable price of $0.58 per share. Cherokee has also watched the Company waste millions of dollars to remain a public company – only to maintain a market cap of approximately $7.8 million. Since investing in the Company, Cherokee has attempted in good faith to use its unique knowledge of the ground transportation market to assist the Board and the Company, including by introducing the Company to potential partners for strategic transactions. The Board, however, has largely ignored Cherokee’s advice and assistance, apparently content to follow stubbornly its own ill-advised course of action even in the face of the Company’s worsening condition. Most recently, the Board’s obstinance was highlighted by its decision to accept the “resignation” of Tim Teagan from his position as director of the Company and as president and chief executive officer of The Clark Group, Inc.
     The Board’s recent action and inaction, coupled with its demonstrated disregard for the clearly-expressed concerns of its stockholders (as communicated by the Company’s largest

The Board of Directors
September 8, 2008

stockholder), raises serious questions about the abilities and attentiveness of the Board. Although Cherokee still awaits meaningful responses to the issues raised in its letter dated September 8, 2008, it would like to call to the Board’s attention the following additional issues for consideration:1
     1. Tim Teagan’s Departure. The Company announced that Tim Teagan resigned as a director of the Company and as the president and chief executive officer of The Clark Group, Inc., in the Company’s Form 8-K, filed October 27, 2009. Cherokee believes that his departure was the direct result of the Board’s refusal to heed Mr. Teagan’s recommendations regarding the strategic direction of the Company. Cherokee also believes that Mr. Teagan’s departure – after 27 years with Clark – will devastate the otherwise struggling Company. First, Tim Teagan was the only member of the Company’s senior management team with any meaningful experience in the transportation of printed media. Someone with his experience is essential to the effective and efficient operation of the Company. The remaining management team has limited experience in the Company’s highly specialized niche. Second, Tim Teagan has close relationships with many of the Company’s largest customers, relationships that his resignation likely will jeopardize. The Board’s cavalier attitude toward maintaining the Company’s customers is troubling. The loss of one or more of the Company’s significant customers due to Mr. Teagan’s resignation would be an additional setback that this struggling company simply cannot afford. In short, the Board’s treatment of Mr. Teagan demonstrates that the Board does not fully understand the Company’s business and that it has acted with hostility toward those who do.
     2. Communication with Stockholders Regarding Future Growth Strategies. Despite the Company’s poor performance, the Board has failed to communicate meaningfully with the Company’s investors. The Company’s definitive proxy statement, dated January 28, 2008, outlined its strategic growth strategies, which included expansion of its specialized transportation platform, cross-selling within its customer base and creating additional service offerings, increasing its import/export business, and selectively acquiring complementary businesses. To date, the Company has failed to accomplish any of the stated strategies. Moreover, most of the Company’s growth strategies are no longer viable given the Company’s current stock price and financial condition and the current economic climate. For instance, the Company’s stock, in its devalued condition, is no longer useable as valuable consideration in a transaction, and debt markets have tightened significantly, meaning that the Company is unable to pursue its planned acquisitions of complementary businesses at a time when valuations are often favorable to buyers. Despite its failure to achieve, or even pursue, its stated growth strategies, the Company has not provided its stockholders with updates on its progress, proposals for new growth strategies, or any other relevant information. As a result, stockholders are left to wonder what plans, if any, the Board has for the Company. Given the current economic climate, certain

[1]	In the interest of full disclosure, we note that individuals related to Cherokee are currently engaged in a dispute with the Company in connection with alleged breaches of representations and warranties by certain investors and the disposition of certain escrow funds representing a portion of the purchase price paid by the Company to those investors for The Clark Group, Inc. The issues raised in this letter have no connection to that dispute. Cherokee is delivering this letter, as well as its previous letter referred to herein, solely in its capacity as a stockholder of the Company and out of a concern for the preservation of its investment in the Company.

The Board of Directors
September 8, 2008

strategic difficulties are understandable. The Board’s failure to proactively address those difficulties and communicate new strategies to the Company’s stockholders, however, is not.
     3. Restricted Debt. The Company announced, in its Form 8-K filed September 21, 2009, that as a result of certain existing and anticipated events of default, it had entered into an Amendment and Forbearance Agreement, effective as of September 15, 2009, with Bank of America, N.A. Pursuant to the Forbearance Agreement, the Company agreed to certain amendments to its Credit Agreement, dated February 12, 2008, in exchange for Bank of America’s agreement to forbear from exercising certain of its rights under the Credit Agreement. In addition, the Forbearance Agreement amends the Credit Agreement such that the Company’s term loan will mature no later than February 28, 2010, simultaneously with the termination of the lenders’ commitment to make additional loans. Even though the Company has taken no steps to pursue its plans for strategic growth, as of the close of business on September 15, 2009, the Company owes $3,549,942.04 on its Term Loan and is indebted with respect to Letters of Credit in the face amount of $718,031.00. Based on the Company’s recent publicly-reported financial information and current level of performance, there is a real possibility that that Company will not be able to meet the financial covenants set out in the Forbearance Agreement or repay its Term Loan by February 28, 2010. Given the Company’s precarious financial position and the general economic climate, any attempt by the Company to borrow funds – whether to refinance its existing indebtedness or to finance its heretofore unseen growth strategies – likely will result in terms unfavorable to the Company.
     By way of underscoring an earlier point, despite the fact that the events of default giving rise to the Forbearance Agreement and the fundamental impact that the Forbearance Agreement and potential refinancing did and will have on the Company and its stockholders, the Company again failed to communicate meaningfully with its stockholders regarding its contemplated course of action. Rather, the Company simply filed its required Form 8-K after signing the Forbearance Agreement. Not surprisingly, the price of the Company’s stock fell a dramatic 16% the day of the filing.

     The above examples are but a fraction of those available showing what appears to be a clear pattern of mismanagement of the Company’s operations and ineffective and uninformed governance by the Company’s Board. The issues that Cherokee raises should come as no surprise to the Board, as Cherokee has been vocal and candid regarding these and other issues since investing in the Company. However, to reiterate Cherokee’s primary, overriding concern, the Board has never responded to the concerns of Cherokee and the Company’s other stockholders in a meaningful way. Rather, the Board has tacitly allowed the Company to deteriorate to such an extent that it is no longer capable of operating as a viable public company.
     Given the Board’s less-than-distinguished track record over the past twenty months and the Company’s current financial position, Cherokee believes that there is only one way to salvage some value for the Company’s stockholders. As we have repeatedly suggested and

The Board of Directors
September 8, 2008

attempted to facilitate, a strategic transaction, which could take any number of forms up to and including a sale of the Company, would likely serve the best interests of the stockholders and protect what remaining investment each stockholder has in the Company. Consequently, we urge the Board to engage an investment bank to begin evaluating the resulting options.
     After waiting in the dark for well over a year for the Board to begin to execute its strategic plan while watching the value of its investment decline precipitously, neither Cherokee nor any other stockholder can afford to tolerate further inaction and hand-wringing on the part of the Board. If the Board does not take immediate action to begin the strategic transaction process including, to the extent possible, communicating more clearly with its stockholders as the process unfolds, Cherokee will have no choice but to take action as necessary to protect its investment in the Company as well as the investments of the other stockholders.
     On behalf of Cherokee, I look forward to hearing from you at your earliest convenience.

Sincerely,
/s/ Jay Maier
Jay Maier